FOURTH AMENDMENT TO SCHEDULE A OF

SUB-ADVISORY AGREEMENT

THIS FOURTHAMENDMENT TO SCHEDULE A, made this 1st day of October, 2022, is between Lincoln Investment Advisors Corporation, a Tennessee corporation with offices at 1301 South Harrison Street, Fort Wayne, Indiana, 46802 (“LIAC”) and Wellington Management Company LLP, a Delaware limited liability partnership, with offices at 280 Congress Street, Boston, Massachusetts 02210 (“Wellington”).

Recitals

1.     LIAC currently serves as investment adviser to the Lincoln Variable Insurance Products Trust (the “Trust”);

2.     LIAC has contracted with Wellington to serve as sub-adviser to the LVIP Wellington SMID Cap Value Fund (formerly, LVIP Wellington Mid-Cap Value Fund) (the “Fund”) pursuant to a Sub-Advisory Agreement dated April 30, 2007;

3.     The Trust and LIAC have received an Exemptive order from the Securities and Exchange Commission permitting them to hire sub-advisers and materially amend sub-advisory agreements without shareholder approval; and

4.     Wellington and LIAC have agreed to reduce the sub-advisory fee on the sub-advisory Agreement.

Representations

A.      Wellington represents that it will not reduce the quality or quantity of its services to the Fund under the Agreement as a result of the reduced fee schedule contained in this Amendment, however Wellington makes no representation or warranty, express or implied, that any level of performance or investment results will be achieved by the Fund or that the Fund will perform comparably with any standard or index, including other clients of Wellington.

B.     Lincoln Investment Advisors represents and warrants that: (1) it will not reduce the quality or quantity of its services to the Fund under the Agreement as a result of the reduced fee schedule contained in this Fourth Amendment; (ii) approval of this revised fee schedule has been obtained from the Trust’s Board of Directors at an in-person meeting held September 13-14, 2022; and (iii) the terms of this Amendment comply with the terms and conditions of the Exemptive order.

Fourth Amendment

Now therefore, for good and valuable consideration, receipt whereof is hereby acknowledged, the parties agree as follows:

1.      The Recitals are incorporated herein and made a part hereof.

2.      The Representations made herein are incorporated and made a part hereof.

3.      Schedule A is hereby deleted and replaced with the attached amended Schedule A effective October 1, 2022, to reflect a reduction in the sub-advisory fee for the Fund paid by Lincoln Investment Advisors Corporation to Wellington.

4.      The Agreement, as amended by this Fourth Amendment, is ratified and confirmed.

5.      This Fourth Amendment may be executed in two or more counterparts which together shall constitute one instrument.

LINCOLN INVESTMENT ADVISORS CORPORATION

By: /s/Benjamin A. Richer
Name: Benjamin A. Richer
Title: Senior Vice President

WELLINGTON MANAGEMENT COMPANY LLP

By: /s/Eric M. Tanaka

Name: Eric M. Tanaka

Title: Senior Managing Director

Schedule A

Effective October 1, 2022

Name of Fund	Annual Fee as a Percentage of Average Daily Net Assets
LVIP Wellington SMID Cap Value Fund	REDACTED